UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated May 10, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 10, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Appointment of Mr Om Prakash Bhatt as Additional and Independent Director of the Company

May 10, 2017, Mumbai: We would like to inform that the Board of Directors have yesterday approved the appointment of Mr Om Prakash Bhatt as an Additional and Independent Director, with effect from May 9, 2017 for a tenure of 5 years from date of such appointment. The profile of Mr Bhatt is reproduced as below.

Mr O P Bhatt

Independent, Non-Executive

Mr. O. P. Bhatt is a graduate in Science and a post graduate in English Literature (Gold Medallist). In his last assignment, from July 1, 2006 to March 31, 2011, he was the Chairman, State Bank Group, which includes State Bank of India, India’s largest commercial bank; five associate banks in India; five overseas banks; SBI Life, the country’s largest private life insurer; SBI Capital Markets, India’s leading investment bank; SBI Fund Management; and other subsidiaries spanning diverse activities, from general insurance to custodial services. Mr. Bhatt led SBI during challenging times. Under his leadership, SBI rose on the global list rankings of Fortune 500.

Mr. Bhatt has served as Chairman of Indian Banks’ Association, the apex body of Indian banks. He also served as India’s economic diplomacy as government’s nominee on the India-US CEO Forum, Indo-French CEO Forum and Indo-Russia CEO Forum, forging links with a cross section of the world’s business leaders.

He serves as an Independent Director on several Boards including Standard Chartered Bank plc, Tata Consultancy Services, Tata Steel and Hindustan Unilever.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.